Exhibit 99.1

Brookfield Infrastructure Partners Receives Regulatory Approval for Completion of Sale of Brazilian Transmission Investments

HAMILTON, BERMUDA--(Marketwire - June 11, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership", and along with its related entities, "Brookfield Infrastructure") (NYSE: BIP) today announced that it has received approval from BNDES to complete the previously announced sale of Brookfield Infrastructure's minority interests in a group of five related Brazilian transmission investments ("TBE"). BNDES is the Brazilian development bank, which is the lender to TBE. Closing of the sale is expected to occur on or about June 30, 2009.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this press release include statements about the expected completion date of the sale of the Partnership's interests in TBE. The words "will", "expects", and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this press release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this press release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's annual report on Form 20-F and other risks and factors that are described in the annual report. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:
Tracey Wise
Vice-President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com